

Winston C. Fisher joined the Meow Wolf Board of Directors in December, 2017. Since 2000, Mr. Fisher has been a partner at Fisher Brothers, a New York-based real estate company. Prior to joining Fisher Brothers, he worked as an analyst at JP Morgan Chase. After successfully completing his tenure at Chase, he joined Heller Financial working in Private Equity Acquisitions Finance and Asset-backed transactions in 1999. Mr. Fisher currently serves on the Board of Directors of Move, Inc., a food cart and food truck manufacturer and servicer. He holds a Bachelor of Arts degree in Philosophy from Syracuse University.